June 30, 2016

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash

Re:	OCI Partners LP

Form 10-K for the Year Ended December 31, 2015

Filed March 24, 2016

File No. 1-36098

Dear Mr. Cash:

On behalf of OCI Partners LP, a Delaware limited partnership (the “Partnership”, “we,” “our” and “us”), we hereby set forth the following information in response to the comments contained in the letter dated June 16, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in its letter are repeated below and are followed by the Partnership’s responses thereto.

Item 1. Business

Overview, page 4

1.	Please disclose and discuss if and, to the extent applicable, how the closing of the CF-OCl Combination Transaction may impact your financial statements and reporting obligations. Please also provide meaningful updates regarding the status of and anticipated timing for closing the combination transaction and for obtaining the shareholder and regulatory approvals that are required. This comment is also applicable to your quarterly filings.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that on May 22, 2016, the parties to the CF-OCI Combination Transaction, including CF Industries Holdings, Inc. (“CF”) and OCI N.V. (“OCI”) (the Partnership’s indirect parent), entered into a Termination Agreement under which the parties thereto agreed to terminate the CF-OCI Combination Transaction. As such, the closing of the CF-OCI Combination Transaction will no longer occur and will not have an impact on the Partnership’s financial statements or reporting obligations.

In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, the Partnership intends to include a statement with respect to the termination of the CF-OCI Combination Transaction similar to the following:

On May 22, 2016, OCI and CF entered into a Termination Agreement, dated as of May 22, 2016 (the “Termination Agreement”), under which OCI and CF agreed to terminate the CF-OCI Combination Transaction, by mutual written consent. Pursuant to the Termination Agreement, CF paid OCI a termination fee of $150 million in cash. OCI and CF also agreed to release each other from any and all claims, actions, obligations, liabilities, expenses and fees in connection with, arising out of or related to the CF-OCI Combination Transaction.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

2.	Based on your cash distribution policy, we note you intend to distribute 100% of the cash available for distribution that you generate each quarter to unitholders. We note you did not declare any cash distributions in certain quarters. We also note the amount of cash distributions you declared during the quarter ended March 31, 2016 declined substantially relative to other quarterly distributions. In addition to providing general disclosures regarding your cash distribution policies, please disclose and discuss, in meaningful quantified detail, how you actually determine and calculate the amount of cash to be distributed to unitholders during each period presented. This comment is also applicable to your quarterly filings.

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that, in addition to providing general disclosures regarding its cash distribution policy, including appropriate risk factors describing the variable nature of its quarterly distributions (see, e.g., the risk factors on page 18 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”)), in its future annual and quarterly filings, the Partnership will include a statement and reconciliation similar to the following:

Cash available for distribution is generally equal to EBITDA reduced for cash needed for (i) actual debt service requirements, (ii) actual capital expenditures, (iii) reserves for scheduled turnaround expenses, (iv) taxes and (v) reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate, if any. As such, cash available for distribution for each quarter will be determined by the board of directors of our general partner following the end of such quarter. Cash available for distribution is not a recognized term under GAAP. Cash available for distribution should not be considered in isolation or as an alternative to net income or operating income, as a measure of operating performance. In addition, cash available for distribution is not presented as, and should not be considered an alternative to, cash flows from operations or as a measure of liquidity. Cash available for distribution as reported by the Partnership may not be comparable to similarly titled measures of other entities, thereby limiting its usefulness as a comparative measure. The below table provides a reconciliation of EBITDA and cash available for distribution to net income, the most directly comparable GAAP financial measure, for each of the periods indicated.

Three Months Ended June 30, 2016
(in millions, except per unit data)
Reconciliation of Net income to EBITDA
Net income	$
Adjustments:
Add:
Interest expense
Interest expense – related party
Income tax expense
Depreciation expense
EBITDA
Reconciliation of EBITDA to Cash available for distribution
EBITDA	$
Adjustments:
Less:
Cash needs for debt service
Actual capital expenditures
Reserves for future turnarounds
Taxes
Reserves for future operating or capital needs

Cash available for distribution

Common units outstanding (in thousands)
Cash available for distribution, per unit
Actual cash distributions paid, per unit

The board of directors of our general partner may change our cash distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions to our unitholders on a quarterly or other basis. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Distributions.”

3.

We note your disclosure that you believe your current and expected sources of liquidity will be adequate to fund your operating needs and capital expenditures for the next 12 months. In addition to providing general disclosures regarding your short term liquidity requirements, please disclose and discuss, in meaningful detail, how you anticipate you will meet your long-term liquidity requirements. Please also address the potential risks and consequences of not being able to continue to obtain waivers from your lenders. This comment is also applicable to your quarterly filings.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the only significant long-term liquidity requirements, other than with respect to our credit facilities, are the future maintenance turnarounds scheduled every four years as previously disclosed (see, e.g., page 49 of the 2015 Form 10-K). The amounts required for such maintenance turnarounds are reserved from cash available for distribution each quarter as described in the Partnership’s response to the Staff’s comment #2 above. The Partnership recently completed its previously disclosed “debottlenecking project,” and the Partnership does not currently have any other planned material capital expenditures.

The Partnership advises the Staff that it intends to explore multiple possible options when its credit facilities mature, including but not limited to the refinancing of such credit facilities. The Partnership respectfully submits that it has adequately disclosed the risks related to any potential refinancing of its credit facilities (see e.g., pages 29-30 and 56 of the 2015 Form 10-K).

Similarly, if in the future the Partnership is in noncompliance of any financial or other covenants under its credit facilities, the Partnership advises the Staff that it intends to explore multiple possible options, including refinancing the credit facilities and/or seeking waivers or amendments to the credit facilities as it has in the past. With respect to the potential risks and consequences of the potential inability to execute any remedial actions, the Partnership will include a statement similar to the following in its “Liquidity and Capital Resources” section of its future annual and quarterly filings:

As described above, we have previously received waivers for, or entered into amendments to our credit facilities to address, certain noncompliance of financial and other covenants. In the event of any future noncompliance, we expect to explore multiple options to remediate the noncompliance, including refinancing the credit facilities and/or seeking waivers or amendments to the credit facilities. However, there is no assurance that we will be able to execute such remedial actions. If we are unable to execute the appropriate remedial actions, such noncompliance could result in an event of default under our credit facilities. Upon a default, our lenders would have all remedies available to a secured lender and could elect to terminate their commitments, cease making further loans, cause their loans to become immediately due and payable in full, institute foreclosure proceedings against us or our assets and force us and our subsidiary into bankruptcy or liquidation.

*        *        *

In connection with the Partnership’s response to the Staff comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP, Brett E. Braden, at (713) 546-7412.

Very truly yours,

OCI Partners LP
by:	OCI GP LLC, its general partner

By:	/s/ Fady Kiama
Fady Kiama
Vice President, Chief Financial Officer

cc:	Brett E. Braden, Partner,
Latham & Watkins LLP